AM
8-17-2004

BP 8/17

04019746

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

OMB APPROVAL	
OMB Number:	3235-0123
Expires:	October 31, 2004
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ANNUAL AUDITED REPORT FORM X-17A-5 PART III

SEC FILE NUMBER
8-52520

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING January 1, 2003 (MM/DD/YY) AND ENDING December 31, 2003 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
MICG Investment Management, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
701 Town Center Drive, Suite 900
(No. and Street)

Newport News, (City) Virginia (State) 23606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
LoriAnn Penman 757-246-3688
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

PROCESSED
AUG 18 2004
THOMSON FINANCIAL

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Burgess & Co, P. C. CPAs
(Name – *if individual, state last, first, middle name*)

101 S. Main Street (Address) Franklin (City) Virginia (State) 23851 (Zip Code)

PROCESSED
AUG 18 2004
THOMSON FINANCIAL

RECD S.E.C.
AUG 03 2004
636

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Jeffrey A. Martinovich, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of MICG Investment Management, LLC, as of December 31, 2003, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

None

[signature]
Signature

Chairman, CEO
Title

[signature]
Notary Public

This report ** contains (check all applicable boxes):

- ☑ (a) Facing Page.
- ☑ (b) Statement of Financial Condition.
- ☑ (c) Statement of Income (Loss).
- ☑ (d) Statement of Changes in Financial Condition.
- ☑ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☑ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☑ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

MICG Investment Management, LLC

FINANCIAL REPORT

DECEMBER 31, 2003

CONTENTS

BURGESS &CO P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Brenton D. Burgess, CPA
Julie C. Griggs, CPA
Dennis D. Burgess, CPA
Kenneth L. Sikes, CPA

ADVANCING YOUR FINANCIAL WELL-BEING

INDEPENDENT AUDITOR'S REPORT

To the Members
MICG Investment Management, LLC
Newport News, Virginia

We have audited the accompanying balance sheets of MICG Investment Management, LLC as of December 31, 2003 and 2002, and the related statements of income, members' equity, and cash flows for the years then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of MICG Investment Management, LLC, as of December 31, 2003 and 2002, and the results of its operations and its cash flows for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by Rule 17a-5 of the Securities and Exchange Commission and Regulation 1.17(a)(2)(i) of the Commodity Futures Trading Commission. Such information has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Burgess & Co., P.C.

Burgess & Co., P.C., CPAs
Franklin, Virginia
March 17, 2004

P.O. Box 634 • 101 South Main Street • Franklin, VA 23851 • (757) 569-8156 • Fax: (757) 569-8303

BURGESS &CO P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Brenton D. Burgess, CPA
Julie C. Griggs, CPA
Dennis D. Burgess, CPA
Kenneth L. Sikes, CPA

ADVANCING YOUR FINANCIAL WELL-BEING

REPORT ON INTERNAL CONTROL REQUIRED BY SEC RULE 17a-5

To the Members
MICG Investment Management, LLC
Newport News, Virginia

In planning and performing our audits of the financial statements of MICG Investment Management, LLC (the "Company") for the years ended December 31, 2003 and 2002, we considered its internal control structure, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5 (g) in making the periodic computations of aggregate indebtedness (or aggregate debits) and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the

P.O. Box 634 • 101 South Main Street • Franklin, VA 23851 • (757) 569-8156 • Fax: (757) 569-8303

practices and procedures are to provide management with the reasonable but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control components does not reduce to a relatively low level the risk that error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at December 31, 2003 and 2002 to meet the SEC's objectives.

This report is intended solely for the information and use of management, the SEC, the National Association of Securities Dealers and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Burgess & Co., P.C.

Burgess & Co., P.C., CPAs
Franklin, Virginia
March 17, 2004

FINANCIAL STATEMENTS

MICG INVESTMENT MANAGEMENT, LLC

Balance Sheets
December 31, 2003 and 2002

ASSETS

	2003	2002
CURRENT ASSETS		
Cash and equivalents	$ 340,989	$ 277,921
Commissions receivable	887,706	181,721
Receivable from CUSOs	-	73,888
Receivable from member	-	15,472
Other receivables	6,807	44,055
Prepaid expenses	23,953	46,421
Total current assets	1,259,455	639,478
PROPERTY AND EQUIPMENT, NET	141,822	162,321
LONG-TERM ASSETS – INVESTMENTS	100,000	-
Total Assets	$ 1,501,277	$ 801,799

LIABILITIES AND MEMBERS' EQUITY

	2003	2002
CURRENT LIABILITIES		
Payables/notes to CUSOs	$ 165,073	$ 218,914
Accounts payable - trade	39,831	24,482
Accounts payable – investment	100,000	-
Accrued payroll and payroll taxes	192,194	30,050
Accrued profit sharing	25,633	15,164
Other accrued expenses	2,000	4,607
Total current liabilities	524,731	293,217
NONCURRENT LIABILITY	3,582	3,582
Total Liabilities	$ 528,313	$ 296,799
MEMBERS' EQUITY	972,964	505,000
Total Liabilities & Member's Equity	$ 1,501,277	$ 801,799

The Notes to Financial Statements are
an integral part of these statements.

MICG INVESTMENT MANAGEMENT, LLC

Statements of Income
For the Years Ended December 31, 2003 and 2002

	2003	2002
COMMISSIONS AND FEE REVENUE	$ 3,788,682	$ 3,082,170
EXPENSES		
Salaries	1,162,106	842,853
Professional fees	82,118	142,720
Clearing costs	164,833	173,607
Data processing	172,884	247,258
Payroll taxes and benefits	240,993	216,850
Facilities	221,234	232,551
Marketing	309,731	209,517
Licenses and registrations	55,867	49,056
Office expenses	246,358	155,344
Contributions	17,964	20,575
Professional Development	34,469	23,030
Depreciation and amortization	44,601	39,479
CUSO Expense Reimbursement	(248,824)	(278,020)
Total expenses	2,504,334	2,074,820
Operating income	1,284,348	1,007,350
OTHER INCOME (EXPENSES)		
Interest income	59,179	47,000
Interest expense	(18,799)	(11,823)
Dividend income	510	594
Total other income (expenses)	40,890	35,771
NET INCOME	$ 1,325,238	$ 1,043,121

The Notes to Financial Statements are
an integral part of these statements.

MICG INVESTMENT MANAGEMENT, LLC

Statements of Members' Equity
For the Years Ended December 31, 2003 and 2002

	2003	2002
MEMBERS' EQUITY, BEGINNING OF YEAR	$ 505,000	$ 505,000
Distributions	(1,207,274)	(1,043,121)
Members' Contributions	350,000	-
Net income	1,325,238	1,043,121
MEMBERS' EQUITY, END OF YEAR	$ 972,964	$ 505,000

The Notes to Financial Statements are
an integral part of these statements.

MICG INVESTMENT MANAGEMENT, LLC

Statements of Cash Flows
For the Years Ended December 31, 2003 and 2002

	2003	2002
CASH FLOWS FROM OPERATING ACTIVITIES		
Net income	$ 1,325,238	$ 1,043,121
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation	44,601	39,479
Decrease (increase) in:		
Commissions receivable	(705,985)	(6,101)
Receivable from CUSOs	73,888	-
Receivable from member	15,472	70,916
Other receivables	37,248	(44,055)
Prepaid expenses	22,468	28,038
Increase (decrease) in:		
Payables/notes to CUSOs	(53,841)	109,155
Accounts payable – trade and investments	115,349	(32,623)
Accrued payroll and payroll taxes	162,144	15,929
Accrued profit sharing	10,469	(1,528)
Other accrued expenses	(2,607)	(42,612)
Noncurrent liability	-	3,582
Net cash provided by operating activities	1,044,444	1,183,301
CASH FLOWS FROM INVESTING ACTIVITIES		
Purchase of property and equipment	(24,102)	(66,175)
Purchase of Long-Term Investment	(100,000)	-
Net cash used in investing activities	(124,102)	(66,175)
CASH FLOWS FROM FINANCING ACTIVITIES		
Distributions to members	(1,207,274)	(1,043,121)
Contribution from member	350,000	-
Net cash used in financing activities	(857,274)	(1,043,121)
NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	63,068	74,005
CASH AND CASH EQUIVALENTS – Beginning of Year	277,921	203,916
CASH AND CASH EQUIVALENTS – End of Year	$ 340,989	$ 277,921
SUPPLEMENTAL DISCLOSURE OF CASH FLOW INFORMATION		
Cash paid during the year for interest	$ 17,099	$ 11,823

The Notes to Financial Statements are
an integral part of these statements.

MICG INVESTMENT MANAGEMENT, LLC

Notes to Financial Statements
December 31, 2003 and 2002

Note 1. Organization and Significant Accounting Policies

Organization

MICG Investment Management, LLC, was formed as a limited liability company on August 23, 2000. As a limited liability company, each member's liability is limited to amounts reflected in their respective member accounts. The Company registered with the Securities and Exchange Commission to be a broker/dealer pursuant to the National Association of Securities Dealers, Inc. (NASD) and was granted membership, effective on the date of formation. The Company operates its business as both a broker-dealer for securities and agent for insurance policies.

Basis of Presentation

These financial statements have been prepared in accordance with generally accepted accounting principles and the rules and regulations of the Securities and Exchange Commission.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results could differ from those estimates.

Concentrations of Credit Risk

The Company generated fee income in 25 states in 2003 and 17 states during 2002. However, its business activity with clients is primarily in the Hampton Roads and metropolitan Richmond regions.

Financial instruments that potentially subject the Company to significant concentrations of credit risk consist principally of cash and commissions receivable. The Company places its cash with high credit quality financial institutions, which at times may be in excess of FDIC insurance limits. Balances of cash and cash equivalents at financial banking institutes exceeded the federally insured limit of $100,000 by $221,936 and $252,395 at December 31, 2003 and 2002, respectively. Cash balances in money market funds are also maintained with brokerage clearing accounts which are not insured by FDIC. At December 31, 2003 and 2002, the company had $54,110 and $54,071, respectively deposited in these money market funds. The Company's receivables represent commissions from completed securities trades, commissions from insurance contracts, mutual fund trail fees and investment banking fees.

At December 31, 2003 and 2002, the Company had receivables from advances to a member of $ -0- and $15,472, respectively.

(Continued)

Note 1. Organization and Significant Accounting Policies (Continued)

Method of Presentation

Certain accounts and amounts in the 2002 financial statements have been reclassified in order to conform with the 2003 presentation. These reclassifications have no effect on net income.

Cash Equivalents

For purposes of reporting cash flows, cash and cash equivalents include money market accounts and any highly liquid debt instruments purchased with a maturity of three months or less.

Accounts Receivable and Bad Debts

Management has elected to record bad debt expense using the direct write-off method, which approximates the allowance method. At December 31, 2003 and 2002, the amounts carried in accounts receivable were considered by management to be collectible in full. Therefore, no provision for bad debts has been made in 2003 or 2002.

Property and Equipment

Property and equipment is recorded at cost. Depreciation is provided principally on the straight-line method over the estimated useful lives of the assets.

Maintenance and repairs of property and equipment are charged to expense, and major improvements are capitalized. Upon retirement, sale, or other disposition of property and equipment, the costs and accumulated depreciation are eliminated from the accounts, and any resulting gain or loss is included in operations.

Commissions and Fee Revenues

Commissions and related clearing expenses are recorded on a trade-date basis as securities transactions occur.

Approximately 64% in 2003 and 78% in 2002 of the Company's revenues were generated by asset management fees. Insurance commissions, mutual fund commissions, and investment banking fees produced the remainder in 2003. Insurance commissions and mutual fund commissions produced the remainder of 2002 revenue.

Asset Management fees are received quarterly but are recognized on a pro rata basis over the term of the contract.

(Continued)

MICG INVESTMENT MANAGEMENT, LLC

Notes to Financial Statements
December 31, 2003 and 2002

Note 1. Organization and Significant Accounting Policies (Concluded)

Investment banking fees consist of fees earned from providing merger-and acquisition services.

These fees are recognized as revenues once the company has completed substantially all contracted work required, and subsequently management concludes that substantially all contingencies have been satisfied and it is probable that the contract will be consummated. Investment banking fees resulted in approximately 10% of revenues in 2003.

Income Taxes

The Company is treated as a partnership for federal income tax purposes. As such, the members are liable for individual federal and state income taxes on their respective share of the Company's taxable income. Therefore, no provision or liability for federal or state income taxes has been included in these financial statements.

Note 2. Reserve Requirements

The Company is not obligated to report under SEC Rule 15c3-3 since it does not maintain customer accounts or hold securities. Therefore, the Company does not have a reserve requirement nor does it have any information relating to the possession or control requirement under Rule 15c3-3.

Note 3. Minimum Capital

Under SEC Rule 15c3-1, the Company is required to maintain net capital of not less than $50,000. At December 31, 2003 and 2002, the Company's net capital as defined by SEC Rule 15c3-1 was $412,594 and $119,911 respectively in excess of minimum net capital required. The excess net capital at 1000% was $409,763 and $140,231, and the percent of aggregate indebtedness to net capital was 114% and 175% at December 31, 2003 and 2002, respectively. The Company is also subject to the Commodity Futures Trading Commission's (CFTC) minimum financial requirements (Regulation 1.17), which requires that the Company maintain net capital equal to $30,000.

Note 4. Clearing Agreement

All of the Company's securities transactions are cleared through a single third party broker, who also maintains custody of all customer accounts.

The Company's clearing agreement with this broker requires the Company to meet certain requirements, including maintaining $75,000 capital in addition to any capital required by SEC Rule 15c3-1. At December 31, 2003 and 2002, the Company's capital was $337,594 and $44,911 respectively, in excess of this requirement.

The agreement expires January 1, 2007. The agreement automatically renews for one additional year unless either party provides 60-day advance notice of non-renewal. Should the Company cancel the agreement prior to the specified date, the Company must pay an early termination fee as follows:

Termination in Year	Early Termination Fee
1	$ 50,000
2	50,000
3	25,000

Note 5. Credit Union Service Organizations (CUSOs)

The Company has agreements with seven Virginia credit unions (comprising five CUSOs) to manage financial service entities owned by these credit unions. The purpose of these organizations is to offer regulated securities as an investment option to credit union members. The Company staffs the facilities with registered securities brokers.

The Company allocates corporate overhead to the five managed CUSOs. The profits or losses of the CUSOs are allocated between the two parties as part of the management fee arrangement.

At December 31, 2003, the Company had revolving lines of credit of $345,000 available with four credit union service organizations. The unsecured lines bear interest ranging from prime plus 1.50% to 9.85% and expire between June 2004 and January 2006.

The Company's and the CUSOs' management have agreed to allow for right of

(Continued)

Note 5. Credit Union Service Organizations (CUSOs) (Concluded)

setoff of any net due to or due from balance against any balance owed on the revolving line of credit. Since the right of setoff exists, the company believes that under APB Opinion 10, paragraph 7 all requirements are met which allow for "netting" of Due to and/or Due from balances with revolving lines of credit. The right of setoff in recording these transactions was initiated in 2003. The 2002 amounts have not been restated.

At December 31, 2003 and 2002, the Company had net payables due to (from) and revolving line of credit loans with the five CUSOs as follows:

	Due To (From)	
	2003	**2002**
Baylands Financial Services, LLC		
Line of Credit	$ 75,000	$ 43,500
Due From Baylands Financial	(32,640)	(44,639)
Richmond Federal Credit Union Financial Services, LLC		
Line of Credit	55,414	55,414
Due To Richmond Federal	9,271	33,437
First Financial Services of Riverside, LLC		
Line of Credit	45,000	45,000
Due From First Financial	(10,352)	(20,349)
Partners Financial Services, LLC		
Line of Credit	75,000	75,000
Due From Partners Financial	(42,855)	(42,337)
Premier Financial, LLC		
Due From Premier Financial	(8,765)	-
Net payables/notes to CUSOs	$ 165,073	$ 145,026

Note 6. Property and Equipment

Property and equipment consists of the following:

	2003	2002
Computer equipment	$ 10,697	$ 5,215
Furniture	161,977	143,357
Artwork	12,856	12,856
Leasehold improvements	73,005	73,005
	258,535	234,433
Less accumulated depreciation	116,713	72,112
	$ 141,822	$ 162,321

Note 7. Operating Leases

The Company leases facilities under two separate operating leases, one expiring in December 2007 and the other expiring in June 2004. In addition to the base rent, one of the leases requires the Company to pay a proportionate share for increased operating expenses of the building. The Company has subleased its former Hampton office. Future minimum rentals to be received through June 2004 under the non-cancelable sublease total $22,392.

The Company shares leased office space in Newport News, Norfolk, Richmond, Williamsburg and Virginia Beach with Witt Mares & Company, PLC, a 50% equity partner. Witt Mares is the only party obligated on the first four leases. The Company is the obligated party on the Virginia Beach lease. The Company and Witt Mares share rental expense.

The Company leases office equipment under operating leases expiring at various dates through June 2006.

The future minimum lease payments are as follows:

2004	$ 228,525
2005	70,262
2006	32,018
2007	31,280
	$ 362,085

Total rental expense was $265,903 and $343,276 for the periods ended December 31, 2003 and 2002, respectively.

Note 8. Profit Sharing Plan

Effective September 1, 2000, the Company adopted a qualified cash or deferred compensation plan under Section 401(k) of the Internal Revenue Code which covers all employees who have reached age 21. Under the plan, the Company will fully match participant contributions up to 7% of compensation. The Company expensed $71,013 and $80,705 for 2003 and 2002, respectively.

The Company provides normal benefits to all full-time employees, such as medical and dental insurance, life insurance, and disability insurance by funding a "cafeteria plan" for such eligible employees. Each employee determines how their funds are to be utilized.

Note 9. MICG Incentive Plan

The purpose of this Incentive Plan is to motivate, reward and retain employees and advisors of MICG Investment Management by providing special incentives based on the appreciation in value of the Company. This Plan is not an equity plan and is intended only to provide a cash incentive to employees, managers, advisors, directors and consultants of the Company. This Plan constitutes a discretionary bonus plan and is not, nor is it intended to be, a plan covered by the Employee Retirement Income Security Act of 1974, as amended.

This incentive plan was implemented in 2003 and replaced the previous Phantom Equity Plan. All participants in the previous plan have converted their previous shares to new incentive shares.

This plan is effective during a change of ownership, defined as a merger, sale of substantially all of the assets, or a transfer of beneficial ownership (as determined pursuant to Rule 13d-3 under the Securities Exchange Act of 1934, as amended) of the Company by its interest holders, in which the interest holders immediately prior to such merger, consolidation, sale or transfer do not own at least 50% of the outstanding voting power of the equity interests of the Company immediately after such transaction. The Distributable Amount shall be Five Percent (5%) of the value of the Net Proceeds received by the Company (or, if applicable, its interest holders, when shares are fully distributed) as a result of the Liquidity Event. Each participant receives a Notice of Grant which sets forth the number of Units granted to that Participant, the vesting terms and such other terms and conditions as are determined by the Plan Administrator. The maximum number of Incentive Units that may be granted under the Plan is 50,000.

(Continued)

Note 9. MICG Incentive Plan (Concluded)

Incentive Units that are forfeited, redeemed or cancelled cease to be outstanding and become available for other grants under the Plan (unless the Plan has been terminated). Unless otherwise determined by the Plan Administrator and reflected in the Notice of Grant, each Participant's grant of Incentive Units shall vest as to 20% of the total number of Units granted one year from the Vesting Date, and thereafter monthly (on the last day of each calendar month) as to 1/60 of the total number of Units granted. A Participant shall be entitled to receive the Distributable Amount only with respect to his or her Vested Incentive Units (that have not been forfeited, terminated or cancelled) as of the applicable Redemption Date. No distributions shall be made with respect to Unvested Incentive Units.

The transactions for the incentive units during 2003 were:

Outstanding, beginning of the year end units	-
Prior units converted to incentive units	2,600
New incentive units granted	2,350
Redeemed units	-
Outstanding, end of the year units	4,950

As of December 31, 2003, no qualifying liquidity events have occurred; therefore no related liabilities or expenditures have been recorded.

Note 10. Related Party Transactions

The Company shares leased office space in Newport News, Norfolk, Richmond, Virginia Beach and Williamsburg with Witt Mares & Company, PLC, a 50% equity member in the Company, on a cost-sharing basis. Expense for the years ended December 31, 2003 and 2002 was $139,096 and $94,629, respectively.

The employee "cafeteria plan" is provided through Witt Mares & Company, PLC. The Company pays only actual expenses, which were $53,429 and $42,437 for 2003 and 2002, respectively.

The Company paid Witt Mares Staffing, a wholly owned subsidiary of Witt Mares & Company, PLC, $6,768 and $-0- in 2003 and 2002, respectively, for temporary

(Continued)

Note 10. Related Party Transactions (Concluded)

clerical assistance and permanent personnel placement. The Company paid Witt Mares & Company, PLC, $49,695 and $54,346 in 2003 and 2002 for the preparation of client tax returns.

The Company paid Pension Designs, LLC a 100% owned subsidiary of Witt Mares & Company, PLC, $3,405 and $4,232 in 2003 and 2002, respectively, for expense reimbursement for joint clients and fees associated with the equity partner's 401(k) employee retirement plan.

Witt Mares & Company, PLC, a 50% equity partner in the Company, earned fees of $27,600 and $24,900 in 2003 and 2002, respectively, performing accounting services for CUSOs managed by the Company.

The Witt Mares & Company 401(k) employee retirement plan assets are managed by the Company, which earns fee income on those assets. The fees earned were $4,196 and $4,107 for 2003 and 2002, respectively.

Numerous Witt Mares & Company partners, including those who are on the Company Board of Directors, maintain personal investment accounts with the Company. The fees earned were $2,916 and $3,204 for 2003 and 2002, respectively.

The Company has entered into agreements with Baylands Federal Credit Union, Richmond Federal Credit Union, Riverside Health System Employees Credit Union, Inc., Southern States Employees Credit Union, and Premier Financial, LLC to operate credit union service organizations (CUSOs) owned by these institutions.

The Company has entered into an agreement with MICG Partners, LP to serve as general partner and investment advisor.

Note 11. MICG Partners, LP

MICG Investment Management, LLC (the "Company") serves as the general partner and investment adviser of MICG Partners, LP (the "Partnership"). The Partnership is a Delaware limited partnership organized in April 2002 that seeks to achieve capital appreciation through investment in a diversified portfolio of investment funds generally referred to as "hedge funds".

(Continued)

Note 11. MICG Partners, LP (Concluded)

At December 31, 2003, the Partnership had thirteen limited partners and approximately $4,300,000 in invested capital.

At the beginning of each calendar quarter the general partner (the Company) will be paid a quarterly management fee equal to one fourth of one percent (¼ %) of the net asset value of each limited partner's book capital account. At the end of each calendar year the Company receives an incentive allocation equal to 10% of the net new appreciation of each limited partner's book capital account. Net new appreciation is the increase in a limited partner's book capital account over the limited partners highest prior book capital account from which a profit share was allocated to the general partners adjusted for contributions and withdrawals. In 2003, the Company earned $40,972 in total fees from the Partnership.

In 2003, the Company committed to invest $100,000 in the Partnership and will be subject to future profits and losses of the Partnership. At December 31, 2003, this investment is reflected in these financial statements as a long-term asset with a related accounts payable-investment.

Note 12. Investment Banking

In 2003, the Company engaged in merger-and-acquisition investment banking services. These services include assisting companies with business valuation, identification of prospective buyers, marketing the company to these prospective buyers, sales contract negotiations and assistance with due diligence. The Company's fees are determined as a percentage of the acquisition price which normally averages 1 to 3 %.

The Company considers investment banking revenues earned when it has substantially performed all contracted services required and substantially all contingences have been removed. At December 31, 2003, the Company accrued $360,000 for a transaction that is scheduled to be closed in 2004. At December 31, 2003, the Company had performed substantially all of its contracted services listed above and management determined that the earnings process had been completed. Subsequent to year-end, substantially all contingencies had been satisfied and management believes that the closing on this transaction is imminent.

Note 13. Commitments and Contingencies

The Company has guaranteed 50% of the line of credit loans made by four Virginia Credit Unions to four credit union service organizations (CUSOs) managed by the company. At December 31, 2003 and 2002, the outstanding loans totaled $250,414 and $218,914, respectively.

SUPPLEMENTARY INFORMATION

MICG INVESTMENT MANAGEMENT, LLC

Schedule I

Statement of Net Capital
Pursuant to SEC Rule 15c3-1
December 31, 2003 and 2002

	2003	2002
Total assets	$ 1,501,277	$ 801,799
Less: Total liabilities	528,313	296,799
Net worth	972,964	505,000
Add: Subordinated loans	-	-
Adjusted net worth	972,964	505,000
Less: Non-allowable assets:		
Property and equipment, net	141,822	162,321
Commissions receivable over 30 days	232,705	61,739
Receivable from member and other receivables	6,807	59,527
Excess fidelity bond deductibility	4,000	4,000
Prepaid expenses	23,953	46,421
Long-term investments	100,000	-
	509,287	334,008
Net Capital before haircuts on securities positions	463,677	170,992
Less: Haircuts	1,083	1,081
Net capital	462,594	169,911
Required net capital	50,000	50,000
Excess net capital	$ 412,594	$ 119,911
Aggregate indebtedness	$ 528,313	$ 296,799
Aggregate indebtedness to net capital	114 %	175 %

BURGESS &CO P.C.
CERTIFIED PUBLIC ACCOUNTANTS

Brenton D. Burgess, CPA
Julie C. Griggs, CPA
Dennis D. Burgess, CPA
Kenneth L. Sikes, CPA

ADVANCING YOUR FINANCIAL WELL-BEING

REPORT ON STATEMENT OF NET CAPITAL

To the Members
MICG Investment Management, LLC
Newport News, Virginia 23606

No material differences existed between the audited Computation of Net Capital of MICG Investment Management, LLC as of December 31, 2003 and the amounts included in the broker-dealer's corresponding Unaudited Part IIA Amended Focus Report for December 31, 2003.

Burgess & Co., P.C.

Burgess & Co., P.C., CPAs
Franklin, Virginia
March 17, 2004

P.O. Box 634 • 101 South Main Street • Franklin, VA 23851 • (757) 569-8156 • Fax: (757) 569-8303